UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1. Press release dated June 30, 2022

Item 1

PRESS RELEASE

Millicom (TIGO) completes its rights offering with issuance of new shares

Luxembourg, June 30, 2022 – On June 17, 2022, Millicom International Cellular S.A. (NASDAQ: TIGO) (“Millicom”) announced the results of its rights offering whereby 70,357,088 shares, including those represented by Swedish Depositary Receipts, have been fully subscribed by exercise of the basic subscription rights and oversubscription privileges.

On June 17, 2022, 69,318,977 new Millicom shares were issued, having a par value of USD 1.50 each, as a result of which the share capital of the company was increased by an aggregate amount of USD 103,978,465.50.

On June 28, 2022, a further 1,038,111 new Millicom shares were issued, having a par value of USD 1.50 each, as a result of which the share capital increase of the company was increased by an aggregate amount of USD 1,557,166.50.

As a result of the abovementioned share capital increases, Millicom’s issued share capital is USD 258,144,457.50, represented by a total of 172,096,305 shares having a par value of USD 1.50 each.

The total number of voting rights attached to Millicom’s shares, including the 1,229,092 shares held by the company for which the voting rights are suspended, is 172,096,305.

For further information, please contact

Press: Yocasta Valdez, Sr. Manager Digital Media & Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations Sarah Inmon, Director Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of March 31, 2022, Millicom employed approximately 20,000 people and provided mobile and fiber-cable services through its digital highways to around 50 million customers, with a fiber-cable footprint of close to 13 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, General Counsel

Date: June 30, 2022